UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

THE BEAR STEARNS COMPANIES INC.
________________________________________________________
(Name of Issuer)

Common Stock, par value $1.00 per share
___________________________________________________________________
(Title of Class of Securities)

073902108
_________________________________________________________________
(CUSIP Number)

Anthony J. Horan
Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017
Telephone: (212) 270-7122
________________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2008
_______________________________________________
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO. 073902108		PAGE 2 OF 9

1	NAME OF REPORTING PERSON
JPMorgan Chase & Co.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
13-2624428

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
118,580,394(1)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8	SHARED VOTING POWER
1,150,720(1)(2)

	9	SOLE DISPOSITIVE POWER
118,580,394(1)

	10	SHARED DISPOSITIVE POWER
1,150,720(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
119,731,114(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
49.73%(1)(3)

14	TYPE OF REPORTING PERSON (See Instructions)
HC, CO

(1) See Items 4 and 5 below.
(2) Includes call options with respect to 731,000 shares.
(3) This percentage is based upon 240,768,524 shares of Common Stock issued and outstanding as of April 19, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D
CUSIP NO. 073902108		PAGE 3 OF 9

1	NAME OF REPORTING PERSON
J. P. Morgan Ventures Corporation
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
13-3471824

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
None
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8	SHARED VOTING POWER
300

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
300(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
300(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0%(1)(2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) See Items 4 and 5 below.
(2) This percentage is based upon 240,768,524 shares of Common Stock issued and outstanding as of April 19, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D
CUSIP NO. 073902108		PAGE 4 OF 9

1	NAME OF REPORTING PERSON
J. P. Morgan Whitefriars Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
22-2252041

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
None
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8	SHARED VOTING POWER
417,768(1)

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
417,768(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
417,768(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.17%(1)(2)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) See Items 4 and 5 below.
(2) This percentage is based upon 240,768,524 shares of Common Stock issued and outstanding as of April 19, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D
CUSIP NO. 073902108		PAGE 5 OF 9

1	NAME OF REPORTING PERSON
J. P. Morgan Securities Inc.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
13-3379014

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
2(d) or 2(e) ☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	7	SOLE VOTING POWER
None
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
	8	SHARED VOTING POWER
732,652(1)(2)

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
732,652(1)(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
732,652(1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.30%(1)(3)

14	TYPE OF REPORTING PERSON (See Instructions)
CO

(1) See Items 4 and 5 below.
(2) Includes call options with respect to 731,000 shares.
(3) This percentage is based upon 240,768,524 shares of Common Stock issued and outstanding as of April 19, 2008, as reported directly by the Issuer to the Filing Parties.

SCHEDULE 13D
CUSIP NO. 073902108	PAGE 6 OF 9

     This Amendment No. 5 amends the Schedule 13D dated March 24, 2008 (as amended, the “Schedule 13D”) of JPMorgan Chase & Co., a Delaware corporation (“JPMorgan Chase”), and its wholly owned direct and indirect subsidiaries, J.P. Morgan Securities Inc., a Delaware corporation, J.P. Morgan Ventures Corporation, a Delaware corporation and J.P. Morgan Whitefriars Inc., a Delaware corporation (collectively, the “Filing Parties”), in respect of shares of common stock, par value $1.00 per share (the “Common Stock”), of The Bear Stearns Companies Inc., a Delaware corporation (the “Issuer”), as follows (unless otherwise indicated, all capitalized terms used but not defined herein have the meaning ascribed to such terms in the Schedule 13D):

Item 3      Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended by adding the following paragraph at the beginning thereof:

     Between April 15, 2008 and April 18, 2008, JPMorgan Chase acquired 202,000 shares of Common Stock in the open market or pursuant to the exercise of an option. The aggregate purchase price of $2,187,300 for such shares was paid out of working capital. The number of shares purchased on each day and the price or volume weighed average price for such shares are set forth in Schedule III to this Statement and incorporated herein by reference. In addition, call options with respect to an aggregate of 326,800 shares expired in accordance with their terms on April 19, 2008.

Item 5      Interest in Securities of the Issuer

     Item 5 is hereby amended by replacing the paragraph contained in Item 5(a) and (b) with the following:

     As of April 19, 2008 JPMorgan Chase beneficially owned 119,731,114 shares of Common Stock, or approximately 49.73% of the outstanding shares of Common Stock based on 240,768,524 shares of Common Stock issued and outstanding as of April 19, 2008, as reported directly by the Issuer to the Filing Parties. Of such shares, JPMorgan Chase had the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 118,580,394 shares of Common Stock, and shared voting and dispositive power with the other Filing Parties with respect to 1,150,720 shares (including 731,000 shares which one or more Filing Parties have the right to acquire under call options).

     Item 5 is hereby further amended by adding the following to Item 5(c) at the beginning thereof:

     Schedule III to this Statement sets forth transactions in the Common Stock which were effected between April 15, 2008 and April 18, 2008. The transactions in the Common Stock described in Schedule III that were made since April 15, 2008 were effected on NASDAQ, NYSE Arca or the International Securities Exchange. Except as set forth in Schedule III, no transactions in the Common Stock were effected by the Filing Parties or, to the knowledge of any of the Filing Parties, any of the persons listed on Schedule I hereto, between April 15, 2008 and April 18, 2008.

Item 6      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Item 6 is hereby amended by replacing the paragraph contained in Item 6 with the following:

     The information set forth in Items 4 and 5, in the Form 3 filed by JPMorgan Chase with respect to the Issuer on April 15, 2008 and in the Forms 4 filed by JPMorgan Chase with respect to the Issuer on April 10, 2008, April 11, 2008, April 15, 2008, April 17, 2008 and April 21, 2008, are hereby incorporated herein by reference. Except for the preceding sentence and as otherwise described in this Statement, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) between any such persons and any other person with respect to any securities of the Issuer.

SCHEDULE 13D
CUSIP NO. 073902108	PAGE 7 OF 9

Item 7      Material to be Filed as Exhibits

Exhibit	Description
No.

1.	Agreement Required for Joint Filing Under Rule 13d-1(k)(1)*

2.	Agreement and Plan of Merger, dated as of March 16, 2008, by and between The Bear Stearns Companies
Inc. and JPMorgan Chase & Co. (incorporated by reference to Exhibit 2.1 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 20, 2008)

3.	Amendment No. 1 to the Agreement and Plan of Merger, dated as of March 23, 2008, by and between The
Bear Stearns Companies Inc. and JPMorgan Chase & Co. (incorporated by reference to Exhibit 2.1 to
JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on
March 24, 2008)

4.	Share Exchange Agreement, dated as of March 23, 2008, by and between The Bear Stearns Companies Inc.
and JPMorgan Chase & Co. (incorporated by reference to Exhibit 2.2 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2008)

5.	Amended and Restated Guaranty, dated as of March 23, 2008 (incorporated by reference to Exhibit 99.1 to
JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on
March 24, 2008)

6.	Fed Guaranty, dated as of March 23, 2008 (incorporated by reference to Exhibit 99.2 to JPMorgan Chase’s current report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2008)

* Filed in original Schedule 13D, dated March 24, 2008.

SCHEDULE 13D
CUSIP NO. 073902108	PAGE 8 OF 9

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2008

JPMORGAN CHASE & CO.

By: /s/ Anthony J. Horan
Name: Anthony J. Horan
Title: Corporate Secretary

J.P. MORGAN SECURITIES INC.

By: /s/ Anthony J. Horan
Name: Anthony J. Horan
Title: Assistant Secretary

J.P. MORGAN VENTURES
CORPORATION

By: /s/ Kathleen A. Juhase
Name: Kathleen A. Juhase
Title: Assistant Secretary

J.P. MORGAN WHITEFRIARS INC.

By: /s/ Colleen A. Meade
Name: Colleen A. Meade
Title: Assistant Secretary

SCHEDULE 13D
CUSIP NO. 073902108	PAGE 9 OF 9

Schedule III

Transactions During the Past Sixty Days

     Schedule III is hereby amended to add the following to the beginning thereof:

Name	Security	Purchase	Quantity	Price	Trade
		(P) / Sale		$	Date
		(S)

JPMorgan Chase & Co.	BSC COMMON STOCK	P	200,000	10.2365	4/15/2008

JPMorgan Chase & Co.	BSC COMMON STOCK	P	2,000	70.00	4/15/2008